Tyco International Ltd. Freier Platz 10 CH-8200 Schaffhausen Switzerland Tele: +41 52 633 02 44 Fax: +41 52 633 02 99

VIA EDGAR

March 3, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

RE:          Tyco International Ltd.

Form 10-K for the fiscal year ended September 25, 2009

Filed November 17, 2009

Form 10-Q for the fiscal quarter ended December 25, 2009

File No.  1-13836

Dear Mr. Spirgel:

This letter contains responses to the staff’s letter dated February 26, 2010 to Tyco International Ltd. (referred to as “we,” the “Company” or “Tyco”), which sets forth the staff’s comments regarding the above referenced documents.

In connection with these responses to the staff, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we have repeated the staff’s comments in bold text preceding each of our responses.  For the convenience of the staff, copies of this letter have also been provided to Melissa Hauber, Robert S. Littlepage, Jr. and Paul Fischer.  Should you have any questions concerning the accompanying materials, please contact C. A. (John) Davidson, Senior Vice President, Controller and Chief Accounting Officer of the Company at 609-720-4638.

Very truly yours,

/s/ Christopher J. Coughlin
Christopher J. Coughlin
Executive Vice President and Chief Financial Officer

Copies to:

Tyco International Ltd.

Carol A. Davidson, Senior Vice President, Controller and Chief Accounting Officer

Judy Reinsdorf, Executive Vice President and General Counsel

Deloitte & Touche LLP

Michael Titta

Michael Morrissey

Simpson Thacher & Bartlett LLP

Alan Klein

Form 10-K for Fiscal Year Ended September 25, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Goodwill and Intangible Asset Impairments, page 36

1.                                      We note that you took a significant goodwill impairment charge in the second quarter of fiscal 2009.  You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking this impairment charge.  You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results.  You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge.  For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates?  Clarify how changes in foreign currency exchange rates impacted your analysis.  In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

We acknowledge the staff’s comment and will expand our MD&A in future filings to address the matters raised in the comment.  We note that changes in foreign currency exchange rates were not among the primary drivers of the goodwill impairment charges recorded during the second quarter of fiscal 2009.  Therefore, we do not plan to include a discussion of currency exchange rates in our description of the underlying factors that led to the 2009 goodwill impairment charges.  However, if currency exchange rates were to have a significant impact in the future, we would expand our disclosure in future filings to address the impact on our goodwill recovery analysis.

Critical Accounting Policies and Estimates, page 51

Goodwill and Indefinite-Lived Intangible Asset Impairments, page 53

2.                                      We note that goodwill accounted for approximately 34% of total assets at September 25, 2009.  We also note your disclosure that you have certain reporting units with less than a ten percent excess of fair value over carrying value.  If you are at risk of failing step one of the goodwill impairment test for your reporting units, you should disclose in future filings the following information:

•                  Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  Amount of goodwill allocated to the reporting unit;

•                  Description of the methods and key assumptions used and how the key assumptions were determined;

•                  Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A, that none of your reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.

For further guidance, refer to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with the proposed disclosures you intend to include in your next Form 10-K to comply with this comment.

Commencing with our Form 10-K for the fiscal year ending September 24, 2010, we will expand within our MD&A our discussion of any reporting units with significant goodwill deemed by the Company to be at risk of failing step one of the goodwill impairment test. Such expansion will give specific consideration to the points raised in the staff’s comment. To illustrate, below find the Goodwill and Indefinite-Lived Intangible Asset Impairments discussion on page 53 of our Form 10-K for our fiscal year ended September 25, 2009 marked for expected changes.

“Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections including expectations and assumptions regarding the timing and degree of any economic recovery, anticipated future cash flows, comparable market transactions (to the extent available) and other market data.  ~~There are inherent uncertainties related to these factors which require judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment. Since judgment is involved in performing fair value measurements used in goodwill and indefinite-lived intangible assets impairment analyses, there is risk that the carrying values of our goodwill or indefinite-lived intangible assets may be overstated.~~

We elected to make the first day of the fourth quarter the annual impairment assessment date for all goodwill and indefinite-lived intangible assets. In the first step of the goodwill impairment test, ~~the Company~~ we compare~~s~~ the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on ~~the Company’s future budgets~~ forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital of market participants. ~~the market participants weighted-average cost of capital and market indicators of terminal year cash~~

~~flows~~. ~~Other valuation methods are~~ A market approach, utilizing observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available), is used to corroborate the discounted cash flow ~~method~~ analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, ~~the Company~~ we compare~~s~~ the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. ~~The Company~~ We allocate~~s~~ the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Based on our most recent annual goodwill impairment assessment performed during the fourth quarter of fiscal 2010, we determined that our [Name of Reporting Unit A] within our [Name of Segment A] and our [Name of Reporting Unit B] within our [Name of Segment B] were at risk of failing step one of the goodwill impairment test, and are therefore at risk of a future impairment in the event of significant unfavorable changes in the forecast cash flows and/or weighted-average cost of capital utilized in the discounted cash flow analyses.  The following table sets forth information regarding at risk reporting units as of September 24, 2010 ($ in millions):

Reporting Unit	Segment	% Fair Value Exceeds Carrying Value		Goodwill as of September 24, 2010
Reporting Unit A	Segment A	X.X	%	$	XXX
Reporting Unit B	Segment B	X.X	%	XXX
				$	XXX

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors.  As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future.  Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the aforementioned reporting units may include such items as follows:

•                  A prolonged downturn in the business environment in which the reporting units operate (i.e. sales volumes and prices) especially in the commercial construction and retailer end markets;

•                  An economic recovery that significantly differs from our assumptions in timing or degree;

•                  Volatility in equity and debt markets resulting in a higher discount rates; and

•                  Unexpected regulatory changes.

While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded.  However, it is not possible as this time to determine if an impairment charge would result or if such a charge would be material.”

The above example is for illustrative purposes and will be modified based on the specific facts that exist when we file our Form 10-K for our fiscal year ending September 24, 2010.

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 37

Annual Incentive Compensation, page 42

3.                                      We note that the company performance measure used to award annual bonuses was minimum $450 million in net income, as adjusted for items established by the Compensation Committee and approved by the independent members of the Board in the first quarter of fiscal 2009.  As this measure is a non-GAAP measure, in future filings, specifically disclose how the compensation committee calculated the measure from your audited financial statements based upon the provisions of the Plan and, as applicable, how and why it exercised its discretion to adjust the performance measure further.  See Instruction 5 to Item 402(b) of Regulation S-K.

We acknowledge the staff’s comment and will include the information requested above in future filings, beginning with our proxy statement for our 2011 annual general meeting of shareholders.